EXHIBIT 99



                    [MERRY LAND PROPERTIES, INC. LETTERHEAD]




March 27, 2002



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Merry Land Properties, Inc. has obtained a letter of representation from Arthur Andersen LLP stating that the December 31, 2001 audit was subject to their quality control system for the US accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen LLP personnel working on the audit. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Very truly yours,

/s/ Dorrie E. Green
Dorrie E. Green
Chief Financial Officer